Sun Life Financial Reports Second Quarter 2015 Results

TORONTO - (August 5, 2015) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the second quarter of 2015 is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended June 30, 2015. Sun Life Financial Inc., and its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us". Unless otherwise noted, all amounts are in Canadian dollars.

Second Quarter 2015 Financial Highlights

- Operating net income[1] of $731 million or $1.19 per share[1][2], compared to $488 million or $0.80 per share in the second quarter of 2014. Reported net income of $726 million or $1.18 per share, compared to $425 million or $0.69 per share in the same period last year
  - Underlying net income[1] of $615 million or $1.00 per share[1][2] in the second quarter of 2015, compared to $499 million or $0.81 per share in the second quarter of 2014
- Operating return on equity[1] ("ROE") of 16.5% and underlying ROE[1] of 13.9% in the second quarter of 2015, compared to operating ROE of 12.6% and underlying ROE of 12.9% in the same period last year
- Quarterly dividend declared of $0.38 per share
- Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 223%

"We are pleased to report a strong quarter, driven by excellent execution across all four growth pillars," said Dean Connor, President and Chief Executive Officer, Sun Life Financial. "We achieved strong results in our Canadian business, delivered good results in MFS, continued Asia's steep growth trajectory, and made good progress in the U.S. Our insurance sales increased by 8% and wealth sales by 25% over the second quarter of 2014. In addition to business momentum, we also benefited from market impacts, particularly from interest rates and currency."

"During the quarter, we expanded and diversified our asset management pillar by announcing our acquisitions of Bentall Kennedy and Prime Advisors, and completing the acquisition of Ryan Labs," Connor said. "Once completed, these acquisitions will be a part of Sun Life Investment Management, and will increase its third-party assets under management to approximately $50 billion, based on June 30 information."

"SLF Canada delivered strong underlying net income, led by Group Benefits," Connor said. "Insurance sales grew by 22% and wealth sales grew by 61%."

"MFS's assets under management of US$440 billion and solid margins of 40% contributed to underlying net income of US$141 million, up 6% from the same quarter in the prior year."

"Our business momentum continues in Asia, achieving a ninth consecutive quarter of growth, with underlying net income of $71 million this quarter."

"SLF U.S. delivered another quarter of improvement in Group Benefits business profitability."

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[1] Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE, underlying net income (loss), underlying earnings (loss) per share and underlying ROE, are not based on International Financial Reporting Standards. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

[2] All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.

Reported net income was $726 million in the second quarter of 2015, compared to reported net income of $425 million in the same period last year. The following table sets out our operating net income and underlying net income for the second quarter of 2015 and 2014.

($ millions, after-tax)	Q2'15	Q2'14
Operating net income	**731**	488
Market related impacts	**97**	(22)
Assumption changes and management actions	**19**	11
Underlying net income	**615**	499

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.38 per common share.

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Leader in financial protection and wealth solutions in our Canadian home market

Individual insurance sales in Canada increased to $85 million, up by 13% from the second quarter of 2014, driven by growth in both third-party and Career Sales Force sales. Individual wealth sales increased by 23% to $1.3 billion, driven primarily by growth in mutual funds, partially offset by a decrease in the sales of guaranteed and fixed income products. During the quarter, we enhanced our retail wealth platform, with the launch of our new segregated products, Sun Life Guaranteed Investment Funds.

Sun Life Global Investments (Canada) Inc. ("SLGI") continued its strong momentum with an 86% increase in retail mutual fund sales over the second quarter of 2014. All SLGI Granite target risk funds were above their respective benchmarks over a three-year period.

Group Benefits sales in Canada increased to $102 million, up 31% from the second quarter of 2014 due to higher sales in the large case market segment. Further, the claim trends in disability improved in the second quarter. Group Benefits was ranked the #1 provider of employee benefit group insurance products in Canada for the sixth consecutive year in the Fraser Group, *2015 Group Universe Report* as measured by 2014 revenue.

Group Retirement Services had sales of $3.5 billion which increased by 83% compared to the second quarter of 2014, mainly driven by a $2 billion mandate from the University of British Columbia pension plan, the largest Defined Contribution asset transfer ever completed in Canada. The increase was also due to pension rollover sales and Defined Benefit Solutions sales.

Premier global asset manager, anchored by MFS

We announced the acquisition of Bentall Kennedy during the quarter which is subject to customary closing conditions. In addition, we completed the acquisition of Ryan Labs Asset Management Inc. ("Ryan Labs") on April 2, 2015 and the acquisition of Prime Advisors, Inc. ("Prime"), subsequent to the quarter on July 31, 2015. Ryan Labs and Prime add expertise in customized fixed income portfolio management for pension funds and insurance companies. Bentall Kennedy, a premier real estate manager in Canada and the U.S., deepens and extends our real estate capabilities.

These acquisitions will expand Sun Life Investment Management ("SLIM"), whose goal is to offer institutional investors across North America a spectrum of capabilities, ranging from liability-driven investment strategies to alternative, yield-oriented assets in private markets. SLIM complements MFS, our established asset manager of retail and institutional products which focuses on generating superior investment returns in public markets. Together, MFS and SLIM position us to benefit from the growth in traditional active asset management as well as the trends toward liability-driven investing and alternative asset classes.

The total third-party assets under management ("AUM") of Sun Life Investment Management Inc. and Ryan Labs was $8.1 billion as at June 30, 2015 and gross sales for the second quarter of 2015 were $619 million.

MFS Investment Management ("MFS") AUM of US$440 billion at the end of June 30, 2015 declined slightly compared to the first quarter of 2015 with net outflows in the quarter of US$1.8 billion. Positive retail net inflows were more than offset by institutional net outflows.

MFS's long-term retail fund performance remains strong with 82%, 88%, and 97% of MFS's mutual fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of the second quarter of 2015.

Global AUM were $808 billion at the end of June 30, 2015.

Leader in U.S. group benefits and International high net worth solutions

Group Benefits in the U.S. continued to execute well, with earnings growth from investments in claims management, pricing actions, and expense management. Sales were down compared to the second quarter of 2014 given a more selective approach to pricing. The new Center for Healthy Work, in Scarborough, Maine, opened during the quarter, which will be a centre of excellence for disability claims management.

Our U.S. stop-loss insurance business achieved good results, maintaining its sales compared to the second quarter of 2014 and achieving 12% growth in business in-force over the second quarter of 2014 to US$1.0 billion.

The International business continues to realign product, marketing and distribution to create focus on select regions, distributors and customer segments.

Growing Asia through distribution excellence in higher growth markets

SLF Asia continued its steep growth trajectory. Individual insurance sales were up largely driven by agency sales in the Philippines and Indonesia, as well as bancassurance sales in Malaysia, partially offset by lower sales in India, China, and Hong Kong. Wealth sales grew compared to the second quarter of 2014 with strong mutual fund sales in India and strong Mandatory Provident Fund sales in Hong Kong.

We continued to invest in our brand in Asia and are pleased to be among the top six insurance companies in the 2015 list of Asia's Top 1000 Brands from media research firm Nielsen and marketing authority Campaign Asia-Pacific. We improved our placement more than any of our peers in the insurance category, and notably at an individual market level, we achieved an improved position in the rankings in all seven of the markets where we have operations.

How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), and its subsidiaries and joint ventures, are collectively referred to as "the Company", "Sun Life Financial", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia"), and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit ("SLF U.K.") and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard ("IAS") 34 *Interim Financial Reporting*. The information contained in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management's discussion and analysis ("MD&A") and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share ("EPS") or operating loss per share, and operating return on equity ("ROE"), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business[1]; (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business[1]; (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business[1]); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q2 2015 vs. Q2 2014 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO"), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management ("AUM") and assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Reported net income (loss), operating net income (loss) including adjustments, underlying net income (loss) including adjustments, and net income and other comprehensive income ("OCI") sensitivities are expressed on an after-tax basis unless otherwise noted.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information
Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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[1] Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our "U.S. Annuity Business"). For information on our discontinued operations, refer to our 2014 Annual Consolidated Financial Statements and 2013 annual MD&A.

Financial Summary

($ millions, unless otherwise noted)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
			Quarterly results			Year-to-date	
Net income (loss)							
Operating net income (loss)[1]	**731**	446	511	467	488	**1,177**	942
Reported net income (loss)	**726**	441	502	435	425	**1,167**	825
Underlying net income (loss)[1]	**615**	516	360	517	499	**1,131**	939
Diluted EPS ($)							
Operating EPS (diluted)[1]	**1.19**	0.73	0.83	0.76	0.80	**1.92**	1.54
Reported EPS (diluted)	**1.18**	0.72	0.81	0.71	0.69	**1.90**	1.34
Underlying EPS (diluted)[1]	**1.00**	0.84	0.59	0.84	0.81	**1.85**	1.53
Reported basic EPS ($)	**1.19**	0.72	0.82	0.71	0.70	**1.91**	1.35
Avg. common shares outstanding (millions)	**612**	613	613	612	611	**612**	610
Closing common shares outstanding (millions)	**610.6**	611.2	613.1	612.7	611.4	**610.6**	611.4
Dividends per common share ($)	**0.38**	0.36	0.36	0.36	0.36	**0.74**	0.72
MCCSR ratio[2]	**223%**	216%	217%	218%	222%	**223%**	222%
Return on equity (%)							
Operating ROE[1]	**16.5%**	10.4%	12.6%	11.9%	12.6%	**13.4%**	12.3%
Underlying ROE[1]	**13.9%**	12.1%	8.8%	13.1%	12.9%	**12.9%**	12.3%
Premiums and deposits							
Net premium revenue	**2,523**	2,207	2,701	2,695	2,372	**4,730**	4,600
Segregated fund deposits	**4,487**	2,411	2,155	1,907	2,611	**6,898**	5,187
Mutual fund sales[1]	**19,927**	22,124	17,071	14,714	16,267	**42,051**	34,834
Managed fund sales[1]	**7,002**	8,243	7,988	8,170	6,131	**15,245**	13,710
ASO premium and deposit equivalents[1]	**1,781**	1,769	1,855	1,638	1,495	**3,550**	3,255
Total premiums and deposits[1]	**35,720**	36,754	31,770	29,124	28,876	**72,474**	61,586
Assets under management							
General fund assets	**145,472**	148,725	139,419	133,623	129,253	**145,472**	129,253
Segregated funds	**90,500**	89,667	83,938	82,058	82,461	**90,500**	82,461
Mutual funds, managed funds and other AUM[1]	**572,110**	574,166	511,085	482,499	472,677	**572,110**	472,677
Total AUM[1]	**808,082**	812,558	734,442	698,180	684,391	**808,082**	684,391
Capital							
Subordinated debt and innovative capital instruments[3]	**2,879**	2,881	2,865	2,857	2,849	**2,879**	2,849
Participating policyholders' equity	**139**	142	141	133	131	**139**	131
Total shareholders' equity	**19,997**	19,761	18,731	18,156	17,641	**19,997**	17,641
Total capital	**23,015**	22,784	21,737	21,146	20,621	**23,015**	20,621

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance").
[3] Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2014 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss).

Q2 2015 vs. Q2 2014

Our reported net income was $726 million in the second quarter of 2015, compared to $425 million in the second quarter of 2014. Operating net income was $731 million for the quarter ended June 30, 2015, compared to $488 million for the same period last year. Underlying net income was $615 million, compared to $499 million in the second quarter of 2014.

Operating ROE and underlying ROE in the second quarter of 2015 were 16.5% and 13.9%, respectively. Operating and underlying ROE in the second quarter of 2014 were 12.6% and 12.9%, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the second quarter of 2015 and 2014.

($ millions, after-tax)	Quarterly results	
	Q2'15	Q2'14
Reported net income	**726**	425
Certain hedges that do not qualify for hedge accounting in SLF Canada	**6**	(8)
Fair value adjustments on share-based payment awards at MFS	**(11)**	(44)
Restructuring and other related costs[1]	**—**	(11)
Operating net income[2]	**731**	488
Equity market impact		
Impact from equity market changes	**(5)**	22
Basis risk impact	**(6)**	1
Equity market impact[3]	**(11)**	23
Interest rate impact		
Impact from interest rate changes	**86**	(28)
Impact of credit spread movements	**27**	(17)
Impact of swap spread movements	**(16)**	1
Interest rate impact[4]	**97**	(44)
Increases (decreases) from changes in the fair value of real estate	**11**	(1)
Market related impacts	**97**	(22)
Assumption changes and management actions	**19**	11
Underlying net income[2]	**615**	499
Impact of other notable items on our net income:		
Experience related items[5]		
Impact of investment activity on insurance contract liabilities	**33**	32
Mortality	**29**	(2)
Morbidity	**12**	(16)
Credit	**29**	18
Lapse and other policyholder behaviour	**(4)**	2
Expenses	**(21)**	(11)
Other	**(9)**	13

[1] In 2014, Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business in 2013.
[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[3] Equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
[4] Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
[5] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the second quarter of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the second quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. The net impact of these items reduced reported net income by $5 million in the second quarter of 2015 compared to a reduction of $63 million in the second quarter of 2014. In addition, our operating net income in the second quarter of 2015 increased by $43 million as a result of movements in currency rates in the second quarter of 2015 relative to the average exchange rates in the second quarter of 2014.

Our underlying net income for the second quarter of 2015 and 2014 excludes from operating net income market related impacts and assumption changes and management actions. The net effect of market related impacts and assumption changes and management actions increased operating net income by $116 million in the second quarter of 2015, compared to a decrease of $11 million in the second quarter of 2014.

Net income in the second quarter of 2015 also reflected the favourable effect of gains from investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth, partially offset by unfavourable expense experience including investment in growing our businesses.

Net income in the second quarter of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, and business growth. These items were partially offset by unfavourable morbidity and expense experience.

Q2 2015 vs. Q2 2014 (year-to-date)

Our reported net income was $1,167 million for the first six months of 2015, compared to $825 million in the first six months of 2014. Operating net income was $1,177 million for the six months ended June 30, 2015, compared to $942 million for the same period last year. Underlying net income was $1,131 million, compared to $939 million for the first six months of 2014.

Operating ROE and underlying ROE for the first six months of 2015 were 13.4% and 12.9%, respectively. Operating ROE and underlying ROE for the first six months of 2014 were both 12.3%.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the six months ended June 30, 2015 and 2014.

	Year-to-date	
($ millions, after-tax)	**2015**	2014
Reported net income	**1,167**	825
Certain hedges that do not qualify for hedge accounting in SLF Canada	**21**	(3)
Fair value adjustments on share-based payment awards at MFS	**(31)**	(95)
Restructuring and other related costs[1]	**—**	(19)
Operating net income[2]	**1,177**	942
Equity market impact[3]	**(2)**	56
Interest rate impact[4]	**56**	(108)
Increases (decreases) from changes in the fair value of real estate	**21**	4
Market related impacts	**75**	(48)
Assumption changes and management actions	**(29)**	51
Underlying net income[2]	**1,131**	939
Impact of other notable items on our net income:		
Experience related items[5]		
Impact of investment activity on insurance contract liabilities	**58**	68
Mortality	**40**	(12)
Morbidity	**14**	(28)
Credit	**34**	34
Lapse and other policyholder behaviour	**(20)**	(17)
Expenses	**(35)**	(25)
Other	**(5)**	13

[1] In 2014, Restructuring and other related costs primarily includes transition costs related to the sale of our U.S. Annuity Business in 2013.
[2] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[3] Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
[4] Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.
[5] Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the first six months of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first six months of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. The net impact of these items reduced reported net income by $10 million in the first six months of 2015 compared to a reduction of $117 million in the same period of 2014. In addition, our operating net income in the first six months of 2015 increased by $74 million as a result of movements in currency rates in the first six months of 2015 relative to the average exchange rates in the first six months of 2014.

Our underlying net income for the first six months of 2015 and 2014 excludes from operating net income market related impacts and assumption changes and management actions. The net effect of market related impacts and assumption changes and management actions increased operating net income by $46 million in the first six months of 2015, compared to an increase of $3 million in the same period of 2014.

Net income for the first six months of 2015 also reflected the favourable effect of gains from investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth, partially offset by unfavourable lapse and other policyholder behaviour experience and expense experience including investment in growing our businesses.

Net income for the first six months of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, and business growth, partially offset by unfavourable mortality and morbidity, expense, and lapse and other policyholder behaviour experience.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange Rate		Quarterly				Year-to-date	
	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
Average							
U.S. Dollar	1.229	1.240	1.136	1.088	1.090	1.234	1.096
U.K. Pounds	1.882	1.878	1.797	1.817	1.835	1.880	1.829
Period end							
U.S. Dollar	1.249	1.269	1.162	1.120	1.067	1.249	1.067
U.K. Pounds	1.962	1.880	1.809	1.815	1.824	1.962	1.824

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the second quarter of 2015, our operating net income increased by $43 million as a result of movements in currency rates in the second quarter of 2015 relative to the average exchange rates in the second quarter of 2014. In addition, during the first six months of 2015, our operating net income increased by $74 million as a result of movements in currency rates in the first six months of 2015 relative to the average exchange rates in the first six months of 2014.

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in a number of its businesses, providing products and services to 6 million Canadians. Our distribution breadth, strong service culture, technology leadership, and brand recognition provide an excellent platform for growth. SLF Canada has three main business units - Individual Insurance & Wealth, Group Benefits ("GB"), and Group Retirement Services ("GRS") - which offer a full range of protection, wealth accumulation, and income products and services to individuals in their communities and their workplaces.

($ millions)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
			Quarterly results			Year-to-date	
Underlying net income (loss)[1]	250	201	181	237	195	451	405
Market related impacts	70	(69)	(54)	(33)	(2)	1	10
Assumption changes and management actions	11	3	(4)	35	4	14	20
Operating net income (loss)[1]	331	135	123	239	197	466	435
Hedges that do not qualify for hedge accounting	6	15	(6)	2	(8)	21	(3)
Reported net income (loss)	337	150	117	241	189	487	432
Underlying ROE (%)[1]	12.8	10.6	9.7	12.8	10.6	11.7	11.0
Operating ROE (%)[1]	17.0	7.1	6.6	12.9	10.7	12.1	11.9
Operating net income (loss) by business unit[1]							
Individual Insurance & Wealth[1]	178	38	80	68	96	216	236
Group Benefits[1]	107	54	55	124	53	161	111
Group Retirement Services[1]	46	43	(12)	47	48	89	88
Total operating net income (loss)[1]	331	135	123	239	197	466	435

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

SLF Canada's reported net income was $337 million in the second quarter of 2015, compared to $189 million in the second quarter of 2014. Operating net income was $331 million, compared to $197 million in the second quarter of 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income in the second quarter of 2015 was $250 million, compared to $195 million in the second quarter of 2014. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates partially offset by equity markets, compared to the unfavourable effect in the second quarter of 2014 primarily driven by interest rates partially offset by equity markets.

Net income in the second quarter of 2015 also reflected gains from investment activities on insurance contract liabilities, gains on new business and strong results in GB driven by favourable mortality and morbidity experience in our disability line of business which was partially offset by high cost drug claims. This was partially offset by policyholder behaviour, and by expense experience including investment in growing our retail wealth business.

Net income in the second quarter of 2014 also reflected unfavourable morbidity experience in GB in our disability line of business, partially offset by gains on new business in Individual Insurance & Wealth and GRS.

In the second quarter of 2015, sales of individual insurance products increased 13% compared to the second quarter of 2014, driven by continued strong permanent insurance sales in the third-party channel. Sales of individual wealth products increased 23% in the second quarter of 2015 compared to the same period last year, primarily due to higher mutual fund sales and increased segregated fund sales including sales from our new segregated funds offering. Retail mutual fund sales by Sun Life Global Investments (Canada) ("SLGI") Inc. increased 86% in the second quarter of 2015 over the same period in 2014, driven by continued sales growth and momentum in both the Sun Life Financial Career Sales Force and third-party distribution channels.

GB sales were 31% higher than the second quarter of 2014 primarily driven by timing of large case market sales. GRS sales increased 83% over the second quarter of 2014, driven by the Defined Contribution asset transfer from a large client, the University of British Columbia, and strong Defined Benefit Solutions payout annuity sales. GRS sales growth also included a 52% increase in pension rollover sales compared to the same quarter in 2014, boosted by retirement sales from a new client, Western University, and larger average deposits per member. Assets under administration for GRS ended the quarter at $78 billion.

Q2 2015 vs. Q2 2014 (year-to-date)

Reported net income was $487 million for the first six months of 2015, compared to $432 million for the six months ended June 30, 2014. Operating net income for the first six months of 2015 was $466 million, compared to $435 million in the same period of 2014. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income was $451 million in the six months ended June 30, 2015, compared to $405 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The market related impacts in the first six months of 2015 had a small net favourable effect, compared to the favourable effect in the first six months of 2014 primarily driven by equity markets partially offset by interest rates.

Net income for the six months ended June 30, 2015 also reflected gains from investment activities on insurance contract liabilities, gains on new business, favourable mortality and morbidity experience in our disability line of business which was partially offset by high cost drug claims in GB. This was partially offset by policyholder behaviour, and by expense experience including investment in growing our retail wealth business.

Net income for the six months ended June 30, 2014 also reflected unfavourable morbidity experience in GB, partially offset by gains on new business in Individual Insurance & Wealth and GRS and gains from investment activities on insurance contract liabilities.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International, and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life, and participating whole life insurance.

(US$ millions)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
				Quarterly results		Year-to-date	
Underlying net income (loss)[1]	85	65	9	45	101	150	186
Market related impacts	23	8	16	(6)	(13)	31	(47)
Assumption changes and management actions	—	(54)	121	(42)	4	(54)	23
Operating net income (loss) [1]	108	19	146	(3)	92	127	162
Reported net income (loss)	108	19	146	(3)	92	127	162
Underlying ROE (%)[1]	12.7	9.7	1.3	6.8	15.1	11.2	13.6
Operating ROE (%)[1]	16.2	2.8	22.0	(0.4)	13.7	9.5	11.8
Operating net income (loss) by business unit[1]							
Group Benefits[1]	22	38	(64)	(11)	3	60	20
International[1]	(1)	2	78	33	36	1	50
In-force Management[1]	87	(21)	132	(25)	53	66	92
Total operating net income (loss)[1]	108	19	146	(3)	92	127	162
(C$ millions)							
Underlying net income (loss)[1]	105	81	13	48	111	186	205
Operating net income (loss)[1]	134	35	168	(4)	100	169	177
Reported net income (loss)	134	35	168	(4)	100	169	177

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

SLF U.S.'s reported net income and operating net income was C$134 million in the second quarter of 2015, compared to reported net income and operating net income of C$100 million in the second quarter of 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$105 million, compared to C$111 million in the second quarter of 2014. The weakening of the Canadian dollar in the second quarter of 2015 relative to average exchange rates in the second quarter of 2014 increased operating net income by $15 million.

In U.S. dollars, SLF U.S.'s reported net income and operating net income was US$108 million in the second quarter of 2015, compared to reported net income and operating net income of US$92 million in the second quarter of 2014. Underlying net income was US$85 million in the second quarter of 2015, compared to US$101 million in the second quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates and credit spreads, which had a favourable impact in In-force Management and an unfavourable impact in International, compared to the unfavourable effect in the second quarter of 2014 primarily driven by interest rates and credit spreads.

Net income in the second quarter of 2015 also reflected positive credit experience and favourable mortality in International. In Group Benefits, price increases and expense actions implemented in 2014 have also contributed to improved net income in 2015. These items were partially offset by unfavourable, though improved, claims experience in Group Benefits, and adverse policyholder behaviour in In-force Management.

Net income in the second quarter of 2014 also reflected net realized gains on the sale of available-for-sale ("AFS") assets, positive credit experience, favourable mortality in International and foreign exchange gains, partially offset by unfavourable underwriting experience in Group Benefits primarily in the disability line of business.

Group Benefits sales and International life sales in the second quarter of 2015 decreased by 21% and 45%, respectively, compared to the same period last year reflecting a more selective approach to pricing. International wealth sales decreased by 37% as we continue to realign our product, marketing and distribution to create focus on select regions, distributors and customer segments.

Q2 2015 vs. Q2 2014 (year-to-date)

SLF U.S.'s reported net income and operating net income was C$169 million for the six months ended June 30, 2015, compared to reported net income and operating net income of C$177 million for the same period last year. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$186 million in the first six months of 2015, compared to C$205 million in the same period of 2014.

In U.S. dollars, SLF U.S.'s reported net income and operating net income was US$127 million for the six months ended June 30, 2015, compared to reported net income and operating net income of US$162 million for the six months ended June 30, 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was US$150 million for the six months ended June 30, 2015, compared to US$186 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first six months of 2015 was primarily driven by interest rates and credit spreads, compared to the unfavourable effect in the first six months of 2014 primarily driven by interest rates. The unfavourable impact of assumption changes and management actions in 2015 was primarily due to a revision to insurance contract liabilities relating to certain universal life products.

Net income for the first six months of 2015 also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in Group Benefits and International, and favourable morbidity experience in Group Benefits, partially offset by unfavourable policyholder behaviour in In-force Management and International.

Net income for the first six months of 2014 also reflected net realized gains on the sale of AFS assets and favourable credit experience, partially offset by unfavourable mortality experience in Group Benefits and In-force Management and unfavourable underwriting experience in Group Benefits.

MFS Investment Management

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products, and retirement strategies.

(US$ millions)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
			Quarterly results			**Year-to-date**	
Underlying net income[1]	**141**	135	137	154	133	**276**	266
Operating net income[1]	**141**	135	137	154	133	**276**	266
Fair value adjustments on share-based payment awards	**(9)**	(16)	—	(28)	(40)	**(25)**	(86)
Reported net income	**132**	119	137	126	93	**251**	180
(C$ millions)							
Underlying net income[1]	**173**	168	156	168	145	**341**	292
Operating net income[1]	**173**	168	156	168	145	**341**	292
Fair value adjustments on share-based payment awards	**(11)**	(20)	1	(31)	(44)	**(31)**	(95)
Reported net income	**162**	148	157	137	101	**310**	197
Pre-tax operating profit margin ratio[2]	**40%**	40%	39%	43%	40%	**40%**	41%
Average net assets (US$ billions)[2]	**450.3**	436.4	427.3	434.7	427.9	**443.4**	420.0
Assets under management (US$ billions)[2][3]	**440.5**	441.4	431.0	424.8	438.6	**440.5**	438.6
Gross sales (US$ billions)[2]	**20.1**	22.8	20.5	20.1	19.5	**42.9**	41.9
Net sales (US$ billions)[2]	**(1.8)**	(0.2)	(1.9)	(2.0)	1.4	**(2.0)**	5.1
Asset appreciation (depreciation) (US$ billions)	**0.9**	10.6	8.1	(11.8)	16.6	**11.5**	20.7
S&P 500 Index (daily average)	**2,102**	2,064	2,012	1,977	1,879	**2,083**	1,857
MSCI EAFE Index (daily average)	**1,906**	1,817	1,795	1,924	1,942	**1,861**	1,918

[1] Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
[3] Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the "About MFS" link for U.S. individual investors at www.mfs.com/wps/portal.

Q2 2015 vs. Q2 2014

MFS's reported net income was C$162 million in the second quarter of 2015, compared to C$101 million in the second quarter of 2014. MFS had operating net income and underlying net income of C$173 million in the second quarter of 2015, compared to C$145 million in the second quarter of 2014. Operating net income and underlying net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar in the second quarter of 2015 relative to average exchange rates in the second quarter of 2014 increased operating net income by $20 million.

In U.S. dollars, MFS's reported net income was US$132 million in the second quarter of 2015, compared to US$93 million in the second quarter of 2014. Operating net income and underlying net income were US$141 million in the second quarter of 2015, compared to US$133 million in the second quarter of 2014.

Net income increased in the second quarter of 2015 compared to the same period in 2014 driven primarily by higher average net assets. MFS's pre-tax operating profit margin ratio was 40% in the second quarter of 2015, consistent with 40% in the second quarter of 2014.

Total AUM grew to US$440.5 billion as at June 30, 2015, compared to US$431.0 billion as at December 31, 2014. The increase of US$9.5 billion was primarily driven by gross sales of US$42.9 billion and asset appreciation of US$11.5 billion, partially offset by redemptions of US$44.9 billion. 82%, 88%, and 97% of retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, at June 30, 2015.

Q2 2015 vs. Q2 2014 (year-to-date)

Reported net income for the six months ended June 30, 2015 was US$251 million, compared to US$180 million for the same period last year. Operating net income and underlying net income were US$276 million for the first six months of 2015, compared to US$266 million for the six months ended June 30, 2014. The increase in net income for the first six months of 2015 compared to the same period last year was driven primarily by higher average net assets.

SLF Asia

SLF Asia operates through wholly owned subsidiaries in the Philippines, Hong Kong, and Indonesia, as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China, and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups, and affinity clients through multiple distribution channels.

		Quarterly results				Year-to-date	
($ millions)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
Underlying net income (loss)[1]	71	62	50	48	39	133	76
Market related impacts	19	10	(8)	3	(1)	29	(7)
Assumption changes and management actions	3	(4)	20	—	(1)	(1)	—
Operating net income (loss)[1]	93	68	62	51	37	161	69
Reported net income (loss)	93	68	62	51	37	161	69
Underlying ROE (%)[1]	8.4	7.7	6.8	7.1	6.1	8.1	6.0
Operating ROE (%)[1]	11.0	8.6	8.4	7.5	5.8	9.8	5.5

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

SLF Asia's reported net income and operating net income was $93 million in the second quarter of 2015, compared to reported net income and operating net income of $37 million in the second quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the second quarter of 2015 relative to average exchange rates in the second quarter of 2014 increased operating net income by $7 million.

Underlying net income was $71 million, compared to $39 million in the second quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the second quarter of 2014 primarily driven by interest rates partially offset by equity markets.

Net income in the second quarter of 2015 also reflected favourable impacts from business growth and net favourable mortality results relative to the second quarter of 2014.

Total individual life sales in the second quarter of 2015 increased 9% excluding currency impact from the second quarter of 2014. Sales increased in the Philippines, Indonesia and Malaysia, 60%, 16% and 41%, respectively, measured in local currency, driven by the continued growth in our agency distribution in the Philippines and Indonesia, and bancassurance and telemarketing distribution in Malaysia. These increases were partially offset by lower sales in India, China, and Hong Kong. Wealth sales grew compared to the second quarter of 2014 with strong mutual fund sales in India and strong Mandatory Provident Fund sales in Hong Kong.

Q2 2015 vs. Q2 2014 (year-to-date)

Reported and operating net income was $161 million for the first six months of 2015, compared to $69 million for the same period last year. There were no operating net income adjustments in SLF Asia in 2015 or 2014.

Underlying net income for the first six months of 2015 was $133 million, compared to $76 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first six months of 2015 was primarily driven by both interest rates and equity markets, compared to the unfavourable effect in the first six months of 2014 primarily driven by interest rates and partially offset by equity markets.

Net income for the first six months of 2015 when compared with the first six months of 2014 also reflected favourable impacts from business growth and net gains on AFS assets. Net income for the first six months of 2014 reflected net losses on AFS securities driven by an impairment in Hong Kong.

Total individual life sales in the first six months of 2015 increased 12% excluding currency impact compared to the first six months of 2014. Sales grew across the region except in India and China. Sales in the Philippines, Indonesia and Malaysia increased 52%, 15% and 26%, respectively, measured in local currency. Wealth sales increased by 51% excluding currency impact compared to the first six months of 2014 driven primarily by China, India and Hong Kong.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

($ millions)	Quarterly results					Year-to-date	
	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
Underlying net income (loss)[1]	16	4	(40)	16	9	20	(39)
Market related impacts	(21)	28	23	(18)	(4)	7	1
Assumption changes and management actions	5	8	19	15	4	13	7
Operating net income (loss)[1]	—	40	2	13	9	40	(31)
Restructuring and other related costs	—	—	(4)	(3)	(11)	—	(19)
Reported net income (loss)	—	40	(2)	10	(2)	40	(50)
Operating net income (loss) by business unit[1]							
SLF U.K.[1]	37	71	65	44	37	108	65
Corporate Support[1]	(37)	(31)	(63)	(31)	(28)	(68)	(96)
Total operating net income (loss)[1]	—	40	2	13	9	40	(31)

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q2 2015 vs. Q2 2014

Corporate had a reported net income of $nil in the second quarter of 2015, compared to a reported net loss of $2 million in the second quarter of 2014. Operating net income was $nil for the second quarter of 2015, compared to an operating net income of $9 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs, which are set out in the table above.

Underlying net income was $16 million, compared to underlying net income of $9 million in the second quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the second quarter of 2015 was primarily driven by interest rates, compared to the unfavourable effect in the second quarter of 2014 primarily driven by equity markets partially offset by interest rates.

SLF U.K.'s operating net income was $37 million in the second quarter of 2015, compared to $37 million in the second quarter of 2014. SLF U.K.'s net income in the second quarter of 2015 reflected the unfavourable market-related impacts from interest rate and swap spread changes, partially offset by favourable policyholder behaviour and mortality experience. Net income in the second quarter of 2014 was favourably impacted by interest rates and investing activities with SLF U.K.'s annuity portfolio, partially offset by unfavourable equity markets.

Corporate Support had an operating net loss of $37 million in the second quarter of 2015, compared to an operating net loss of $28 million in the second quarter of 2014. The increase in loss was as a result of higher project expenses offset by tax benefits in the second quarter of 2015 while foreign exchange gains and a lower level of project expense due to timing of the expense spend benefited the second quarter of 2014.

Q2 2015 vs. Q2 2014 (year-to-date)

The reported net income was $40 million in the Corporate segment for the six months ended June 30, 2015, compared to a reported net loss of $50 million in the same period one year ago. Operating net income was $40 million for the first six months of 2015, compared to an operating net loss of $31 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs, which are set out in the table above.

Underlying net income was $20 million in the six months ended June 30, 2015, compared to an underlying net loss of $39 million in the six months ended June 30, 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first six months of 2015 was primarily driven by interest rates, partially offset by equity markets, compared to the favourable effect in the first six months of 2014 primarily driven by interest rates partially offset by equity markets.

SLF U.K.'s operating net income for the six months ended June 30, 2015 was $108 million, compared to $65 million for the first six months ended June 30, 2014. Net income in the first six months of 2015 reflected the favourable impact of interest rates, policyholder behaviour and mortality, partially offset by equity markets. Net income in the first six months of 2014 reflected positive impacts from assumption changes and management actions and credit experience, partially offset by other unfavourable experience items.

In Corporate Support, the operating net loss for the six months ended June 30, 2015 was $68 million, compared to an operating loss of $96 million for the same period one year ago. The decrease in loss was due to lower interest expense resulting from a reduction in subordinated debt, lower preferred share dividends from a reduction in preferred shares, and tax benefits, partially offset by higher level of project expenses.

Additional Financial Disclosure

Revenue

($ millions)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
			Quarterly results			Year-to-date	
Premiums							
Gross	**4,103**	3,723	4,023	4,080	3,758	**7,826**	7,396
Ceded	**(1,580)**	(1,516)	(1,322)	(1,385)	(1,386)	**(3,096)**	(2,796)
Net premium revenue	**2,523**	2,207	2,701	2,695	2,372	**4,730**	4,600
Net investment income							
Interest and other investment income	**1,320**	1,279	1,258	1,265	1,230	**2,599**	2,418
Fair value and foreign currency changes on assets and liabilities	**(3,500)**	2,495	2,196	495	1,560	**(1,005)**	3,481
Net gains (losses) on available-for-sale assets	**46**	96	49	48	48	**142**	105
Fee income	**1,293**	1,255	1,171	1,111	1,105	**2,548**	2,171
Total revenue	**1,682**	7,332	7,375	5,614	6,315	**9,014**	12,775
Adjusted revenue[(1)]	**6,016**	5,689	6,235	6,253	5,875	**11,731**	11,575

[(1)] Represents a non-IFRS financial measure that excludes from Total revenue the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the second quarter of 2015 was $1.7 billion, compared to $6.3 billion in the second quarter of 2014. The decrease is mainly attributable to net losses from changes in fair value of fair value through profit or loss ("FVTPL") assets and liabilities, partially offset by currency impact from the weakening Canadian dollar, higher fee income in MFS, and increased interest and other investment income. The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2014 increased revenue by $131 million. Adjusted revenue was $6.0 billion in the second quarter of 2015, up slightly from $5.9 billion in the second quarter of 2014.

Revenue was $9.0 billion for the six months ended June 30, 2015, down $3.8 billion from the comparable period last year. The decrease was mainly attributable to net losses from changes in fair value of FVTPL assets and liabilities, partially offset by currency impact from the weakening Canadian dollar, higher fee income in MFS and higher interest and other investment income. Adjusted revenue of $11.7 billion for the six months ended June 30,

2015 was $0.1 billion higher compared to the same period last year, primarily due to higher interest and other investment income and increased fee income in MFS, partially offset by lower net premium revenue in SLF U.S.

Premiums and Deposits

($ millions)	Quarterly results					Year-to-date	
	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	2015	2014
Net premium revenue	2,523	2,207	2,701	2,695	2,372	4,730	4,600
Segregated fund deposits	4,487	2,411	2,155	1,907	2,611	6,898	5,187
Mutual fund sales[1]	19,927	22,124	17,071	14,714	16,267	42,051	34,834
Managed fund sales[1]	7,002	8,243	7,988	8,170	6,131	15,245	13,710
ASO premium and deposit equivalents[1]	1,781	1,769	1,855	1,638	1,495	3,550	3,255
Total premiums and deposits[1]	35,720	36,754	31,770	29,124	28,876	72,474	61,586
Total adjusted premiums and deposits[1][2]	33,723	34,167	31,908	30,304	29,996	68,152	63,867

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
[2] Represents a non-IFRS financial measure that excludes from Total premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada's GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $35.7 billion in the second quarter of 2015, compared to $28.9 billion in the second quarter of 2014, primarily due to favourable currency impact, higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, and increased mutual fund sales in MFS, India, and SLF Canada. Results also include managed fund sales by Ryan Labs Asset Management Inc. ("Ryan Labs").The weakening of the Canadian dollar relative to average exchange rates in the second quarter of 2014 increased total premiums and deposits by approximately $3.1 billion. Adjusted premiums and deposits of $33.7 billion in the second quarter of 2015 increased $3.7 billion from the second quarter of 2014. The increase was mainly the result of higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, and increased mutual fund sales in MFS, India, and SLF Canada, partially offset by lower managed fund sales in MFS.

Premiums and deposits were $72.5 billion for the six months ended June 30, 2015, compared to $61.6 billion for the six months ended June 30, 2014. Adjusted premiums and deposits of $68.2 billion for the six months ended June 30, 2015 increased by $4.3 billion over the same period last year. In both cases, the increase was largely driven by higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, and increased mutual fund sales in MFS, India, and SLF Canada.

Net premium revenue was $2.5 billion in the second quarter of 2015, compared to $2.4 billion in the same period of 2014. Net premium revenue was $4.7 billion in the first six months of 2015, compared to $4.6 billion in the same period of 2014. In both cases, the increase was primarily driven by increases in GRS in SLF Canada, Group Benefits in SLF U.S., Hong Kong and the Philippines in SLF Asia, partially offset by a decrease in International in SLF U.S.

Segregated fund deposits were $4.5 billion in the second quarter of 2015, compared to $2.6 billion for the same period last year. Segregated fund deposits were $6.9 billion for the first six months of 2015, compared to $5.2 billion for the same period last year. In both cases, the increase was primarily due to increases in GRS in SLF Canada.

Mutual fund sales were $19.9 billion in the second quarter of 2015, compared to $16.3 billion in the same period in 2014. Mutual fund sales were $42.1 billion for the first six months of 2015, compared to $34.8 billion in the same period in 2014. In both cases, the increase was mainly due to higher sales in MFS, India, and SLF Canada. Managed fund sales were $7.0 billion in the second quarter of 2015, compared to $6.1 billion in the same period in 2014. Managed fund sales were $15.2 billion for the first six months of 2015, compared to $13.7 billion in the same period last year. In both cases, the increase was primarily driven by the acquisition of Ryan Labs and favourable currency impact.

ASO premium and deposit equivalents in the second quarter of 2015 were up $0.3 billion compared to the same period last year. ASO premium and deposit equivalents for the six months in 2015 were up $0.3 billion compared to the same period last year. In both cases, the increase was driven by increases in SLF Canada.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International. In SLF Asia, life and health sales consist of the individual and group life and health sales from wholly owned subsidiaries and joint ventures based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company's equity and fixed income mutual fund sales based on our proportionate equity interest. MFS sales and Sun Life Investment Management ("SLIM") sales consist of gross sales (inflows) for retail and institutional clients.

($ millions)	Q2'15	Q2'14
Life and health sales[1]		
SLF Canada	187	153
SLF U.S.	120	142
SLF Asia	120	100
Total life and health sales	427	395
Wealth sales[1]		
SLF Canada	4,819	2,990
SLF U.S.	190	269
SLF Asia	1,605	930
Total wealth sales excluding MFS and Sun Life Investment Management ("SLIM")	6,614	4,189
MFS sales[1]	24,673	21,304
SLIM sales[1][2]	619	—
Total wealth sales	31,906	25,493

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
[2] SLIM is an institutional investment management business that includes the investment operations of Sun Life Investment Management Inc. ("SLIM Inc.") and Ryan Labs. SLIM sales include the gross sales of third-party institutional investment management products, including SLIM Inc. and Ryan Labs.

Total Company life and health sales were $427 million in the second quarter of 2015, compared to $395 million in the second quarter of 2014.

- SLF Canada life and health sales were $187 million in the second quarter of 2015, compared to $153 million in the second quarter of 2014, due to higher sales in individual insurance products and GB in SLF Canada
- SLF U.S. life and health sales were $120 million in the second quarter of 2015, compared to $142 million in the second quarter of 2014, primarily driven by lower sales in Group Benefits and International, partially offset by favourable currency impact
- SLF Asia life and health sales were $120 million in the second quarter of 2015, compared to $100 million in the second quarter of 2014, driven by growth in the Philippines, Indonesia, Malaysia and a favourable currency impact of $10 million

Total Company wealth sales were $31.9 billion in the second quarter of 2015, compared to $25.5 billion in the second quarter of 2014.

- SLF Canada wealth sales were $4.8 billion in the second quarter of 2015, compared to $3.0 billion in the second quarter of 2014, attributable to higher sales in both GRS and individual wealth
- SLF U.S. wealth sales were $190 million in the second quarter of 2015, compared to $269 million in the second quarter of 2014, due to lower investment product sales in International, partially offset by favourable currency impact
- SLF Asia wealth sales were $1.6 billion in the second quarter of 2015, compared to $930 million in the second quarter of 2014, primarily driven by higher sales in India, Hong Kong, and China and favourable currency impact
- MFS gross sales were $24.7 billion in the second quarter of 2015, compared to $21.3 billion in the second quarter of 2014, largely reflecting higher mutual fund sales and favourable currency impact
- SLIM sales were $619 million in the second quarter of 2015, mainly driven by the acquisition of Ryan Labs in the current quarter

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $808.1 billion as at June 30, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $73.7 billion between December 31, 2014 and June 30, 2015 resulted primarily from:

(i)	an increase of $44.0 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $17.9 billion;
(iii)	$6.7 billion increase from the acquisition of Ryan Labs;
(iv)	other business growth of $4.2 billion; and
(v)	net sales of mutual, managed, and segregated funds of $1.8 billion; partially offset by
(vi)	a decrease of $1.0 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders' Equity

Total general fund assets were $145.5 billion as at June 30, 2015, compared to $139.4 billion as at December 31, 2014. The increase in general fund assets from December 31, 2014 was primarily a result of positive currency movements of $4.4 billion and a business growth of $2.7 billion, partially offset by a $1.0 billion decrease from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $98.6 billion as at June 30, 2015 increased by $3.4 billion compared to December 31, 2014, mainly due to currency movements, and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders' equity, including preferred share capital, was $20.0 billion as at June 30, 2015, compared to $18.7 billion as at December 31, 2014. The increase in shareholders' equity was primarily due to:

(i)	shareholders' net income of $1,219 million in the second quarter of 2015, before preferred share dividends of $52 million;
(ii)	an increase of $657 million from the weakening of the Canadian dollar relative to foreign currencies; and
(iii)	proceeds of $41 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $27 million from stock options exercised and $2 million from stock-based compensation; partially offset by
(iv)	common share dividend payments of $453 million;
(v)	common share repurchases of $212 million;
(vi)	changes in liabilities for defined benefit plans of $35 million; and
(vii)	net unrealized losses on AFS assets in OCI of $31 million.

As at July 24, 2015, Sun Life Financial Inc. had 610.6 million common shares and 92.2 million preferred shares outstanding.

Cash Flows

	Quarterly results	
($ millions)	**Q2'15**	Q2'14
Net cash and cash equivalents, beginning of period	**4,081**	2,672
Cash flows provided by (used in):		
Operating activities	**570**	743
Investing activities	**(13)**	(61)
Financing activities	**(413)**	(413)
Changes due to fluctuations in exchange rates	**(19)**	(50)
Increase (decrease) in cash and cash equivalents	**125**	219
Net cash and cash equivalents, end of period	**4,206**	2,891
Short-term securities, end of period	**3,116**	2,850
Net cash, cash equivalents and short-term securities, end of period	**7,322**	5,741

Net cash, cash equivalents and short-term securities were $7.3 billion at the end of the second quarter of 2015, compared to $5.7 billion at the end of the second quarter of 2014.

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates and joint ventures. Cash flows used in financing activities largely reflect capital transactions including dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Acquisitions

On April 2, 2015, we completed the acquisition of Ryan Labs Asset Management Inc. (previously Ryan Labs, Inc.), a New York-based asset manager specializing in liability-driven investing. On June 15, 2015, we announced the acquisition of Bentall Kennedy, a premier real estate investment manager operating in Canada and the U.S. On June 30, 2015, we announced the acquisition of U.S.-based Prime Advisors, Inc. ("Prime"), which closed on July 31, 2015, subsequent to the quarter. Prime is an investment management firm specializing in customized fixed income portfolios, primarily for U.S. insurance companies. The acquisition of Bentall Kennedy is subject to regulatory approval and customary closing conditions.

Additional information concerning the acquisitions is provided in Note 2 of our Interim Consolidated Financial Statements.

Assumption Changes and Management Actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We will complete our annual review of actuarial methods and assumptions in the second half of 2015, with the majority of changes being implemented in the third quarter. As this is a work in progress, it is not possible to determine the impact on net income.

Income Taxes

In the second quarter of 2015, our effective tax rates on reported net income and operating net income were 24.6% and 25.1%, respectively. In the first six months of 2015, our effective tax rates on reported net income and operating net income were 21.9% and 22.4%, respectively. The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Normally, our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

Our effective tax rate in the second quarter exceeded the expected range of 18% to 22% as a result of lower earnings in low-tax jurisdictions and higher earnings in high-tax jurisdictions, such as Canada and the U.S. We also recorded lower than expected benefits of tax exempt investment income arising in the quarter.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

($ millions, unless otherwise noted)		Quarterly results						
	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	Q3'13
Net income (loss)								
Operating[1]	**731**	446	511	467	488	454	642	422
Reported	**726**	441	502	435	425	400	571	324
Underlying[1]	**615**	516	360	517	499	440	375	448
Diluted EPS ($)								
Operating[1]	**1.19**	0.73	0.83	0.76	0.80	0.74	1.05	0.69
Reported	**1.18**	0.72	0.81	0.71	0.69	0.65	0.93	0.53
Underlying[1]	**1.00**	0.84	0.59	0.84	0.81	0.72	0.61	0.74
Basic Reported EPS ($)								
Reported	**1.19**	0.72	0.82	0.71	0.70	0.66	0.94	0.53
Operating net income (loss) by segment[1]								
SLF Canada[1]	**331**	135	123	239	197	238	137	215
SLF U.S.[1]	**134**	35	168	(4)	100	77	341	105
MFS[1]	**173**	168	156	168	145	147	156	120
SLF Asia[1]	**93**	68	62	51	37	32	42	18
Corporate[1]	**—**	40	2	13	9	(40)	(34)	(36)
Total operating net income (loss)[1]	**731**	446	511	467	488	454	642	422

[1] Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

First Quarter 2015

Operating net income of $446 million in the first quarter of 2015 reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Second Quarter 2014

Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013

Operating net income was $422 million in the third quarter of 2013. Net income in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Investments

We had total general fund invested assets of $129.9 billion as at June 30, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $4.7 billion was primarily a result of favourable foreign currency movements partially offset by changes in fair values. Our general fund is primarily invested in medium- to long-term fixed income instruments, such as debt securities and mortgages and loans, with 85.3% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.2% and 4.9% of the portfolio, respectively, and the remaining 5.6% of the portfolio consisted of policy loans, derivative assets, and other invested assets.

The following table sets out the composition of our invested assets.[1]

($ millions)	June 30, 2015			December 31, 2014	
	Carrying value	% of total carrying value		Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	7,454	5.8	%	6,818	5.4%
Debt securities – FVTPL	54,044	41.6	%	53,127	42.4%
Debt securities – AFS	12,706	9.8	%	13,087	10.5%
Equity securities – FVTPL	4,565	3.5	%	4,357	3.5%
Equity securities – AFS	910	0.7	%	866	0.7%
Mortgages and loans	36,528	28.1	%	33,679	26.9%
Derivative assets	1,601	1.2	%	1,839	1.5%
Other invested assets	2,717	2.1	%	2,375	1.9%
Policy loans	2,998	2.3	%	2,895	2.3%
Investment properties	6,372	4.9	%	6,108	4.9%
Total invested assets	129,895	100	%	125,151	100%

[1] The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies, and sectors.

As at June 30, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.7 billion, of which 96.0% is rated investment grade and above. Approximately 43% of our energy sector exposure is invested in pipeline, storage, and transportation entities and 15% is invested in integrated oil and gas entities. The remaining exposure is largely related to companies involved in exploration and production, refining, and drilling and servicing, and includes approximately 6% invested in drilling and oil field services. The revenue of pipeline, storage, and transportation entities generally has limited exposure to direct commodity price volatility as the revenue is usually fee-based. Integrated oil and gas entities are generally large, internationally diversified organizations.

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants representing a diversified group of industries. Our most significant property exposure to the oil and gas segment is located in Alberta, which represents less than 20% of our mortgage portfolio and less than 30% of our real estate portfolio. There has been no significant change in exposure to energy sector tenants during the period and we continue to monitor the real estate and mortgage portfolios in Alberta for any indications of stress.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at June 30, 2015, we held $66.8 billion of debt securities, which represented 51.4% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 67.2% of total debt securities as at June 30, 2015, compared to 67.9% as at December 31, 2014. Debt securities rated "BBB" or higher represented 96.9% of total debt securities as at June 30, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 66.6% of our total debt securities as at June 30, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at June 30, 2015 were $22.3 billion, compared to $22.1 billion as at December 31, 2014. Our exposure to debt securities from any single country does not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at June 30, 2015 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom, and the Philippines. As shown in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

Debt Securities of Governments and Financial Institutions by Geography

	June 30, 2015		December 31, 2014	
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	14,451	1,849	14,650	2,391
United States	1,358	5,759	1,590	5,992
United Kingdom	2,511	1,952	2,484	1,992
Philippines	2,732	40	2,575	17
Eurozone[1]	218	805	171	762
Other	1,019	1,503	611	1,390
Total	22,289	11,908	22,081	12,544

[1] Our investments in Eurozone countries primarily include Germany, Netherlands, Spain, France, and Belgium. We do not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.4% is rated investment grade and above and 78.8% is rated with an investment grade of "A" or higher.

Our gross unrealized losses as at June 30, 2015 for FVTPL and AFS debt securities were $0.59 billion and $0.08 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014.

Our debt securities as at June 30, 2015 included $11.9 billion invested in the financial sector, representing approximately 17.8% of our total debt securities, or 9.2% of our total invested assets. This compares to $12.5 billion, or 18.9%, of our total debt securities and 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at June 30, 2015 included $4.5 billion of asset-backed securities reported at fair value, representing approximately 6.8% of our debt securities, or 3.5% of our total invested assets. This compares to $4.4 billion representing 6.7% of our debt securities and 3.6% of our total invested assets as at December 31, 2014.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at June 30, 2015, we had $36.5 billion in mortgages and loans compared to $33.7 billion as at December 31, 2014. Our mortgage portfolio, which consists almost entirely of first mortgages, was $13.8 billion. Our loan portfolio, which consists of private placement assets, was $22.7 billion. The carrying value of mortgages and loans by geographic location is presented in the following table. The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

Mortgages and Loans by Geography

($ millions)	June 30, 2015			December 31, 2014		
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,953	12,907	20,860	7,847	12,308	20,155
United States	5,904	6,538	12,442	5,563	5,196	10,759
United Kingdom	—	839	839	1	776	777
Other	—	2,387	2,387	—	1,988	1,988
Total	13,857	22,671	36,528	13,411	20,268	33,679

As at June 30, 2015, we held $13.8 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consisted primarily of commercial mortgages, spread across approximately 2,300 loans. Commercial mortgages include retail, office, multi-family, industrial, and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 54% and an estimated weighted average debt service coverage ratio of 1.70 times. The Canada Mortgage and Housing Corporation insures 26.3% of the Canadian commercial mortgage portfolio.

As at June 30, 2015, we held $22.7 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Mortgages and Loans Past Due or Impaired

| | June 30, 2015 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
($ millions)	**Mortgages**	**Loans**	**Total**	**Mortgages**	**Loans**	**Total**
Not past due	**13,776**	**22,671**	**36,447**	—	—	—
Past due:						
Past due less than 90 days	**5**	—	**5**	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	**110**	**5**	**115**	**34** [(1)]	**5**	**39**
Total	**13,891**	**22,676**	**36,567**	**34**	**5**	**39**

| | December 31, 2014 | | | | | |
| | Gross carrying value | | | Allowance for losses | | |
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	13,316	20,248	33,564	—	—	—
Past due:						
Past due less than 90 days	14	—	14	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	118	36	154	37 [(1)]	16	53
Total	13,448	20,284	33,732	37	16	53

[(1)] Includes $19 million of sectoral provisions as at June 30, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, amounted to $76 million as at June 30, 2015, compared to $101 million as at December 31, 2014.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2015 was $1,982 million compared to $1,916 million as at December 31, 2014. The increase of $66 million was primarily due to increases in the provision for assets purchased net of dispositions, and the depreciation of the Canadian dollar, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are presented in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	June 30, 2015	December 31, 2014
Net fair value	**(566)**	236
Total notional amount	**51,819**	48,211
Credit equivalent amount	**649**	738
Risk-weighted credit equivalent amount	**7**	7

The total notional amount of our derivatives was $51.8 billion as at June 30, 2015, compared to $48.2 billion as at December 31, 2014. The increase in total notional amount was due primarily to the conversion of foreign currency notional balances as well as increased use of interest rate contracts and currency contracts. The fair value of derivatives was a net liability of $566 million as at June 30, 2015 compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the effect of depreciation of the Canadian dollar against the U.S. dollar on foreign exchange contracts as well as the impact of the increase in interest rates on interest rate contracts.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders' equity, and total shareholders' equity which includes common shareholders' equity and preferred shareholders' equity. As at June 30, 2015, our total capital was $23.0 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders' net income of $1,167 million and other comprehensive income of $665 million, partially offset by the $212 million of common share purchases under our normal course issuer bid and $412 million of common shareholders' dividends (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,694 million in cash and other liquid assets as at June 30, 2015 ($1,827 million as at December 31, 2014). The decrease in liquid assets held in SLF Inc. was primarily attributable to common share repurchases during the first half of 2015. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R ("Series 8R Shares") were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR ("Series 9QR Shares") through a holder option, on a one-for-one basis. Effective June 30, 2015, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements.

Sun Life Assurance's MCCSR ratio was 223% as at June 30, 2015, compared to 217% as at December 31, 2014. The increase to the MCCSR ratio over the period primarily resulted from strong earnings net of dividends to SLF Inc. The changes in the 2015 MCCSR Guideline, which took effect in the first quarter of 2015, did not have a significant impact on Sun Life Assurance.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the second quarter of 2015, SLF Inc. purchased and cancelled 2.2 million common shares at a total cost $92 million. During the first six months of 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million.

Risk Management

We use an enterprise Risk Management Framework to assist in categorizing, monitoring, and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk, and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the Framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities, and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated

Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads, and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $46 million (pre-tax) in net gains on the sale of AFS assets during the second quarter of 2015 ($48 million pre-tax in the second quarter of 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $250 million and $267 million, respectively, after-tax as at June 30, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at June 30, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities

As at June 30, 2015[1] **($ millions, unless otherwise noted)**				
Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (250)	$ (50)	$ 50	$ 100
Potential impact on OCI	$ 500	$ 250	$ (250)	$ (500)
Potential impact on MCCSR[4]	10% points decrease	4% points decrease	5% points increase	9% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (300)	$ (100)	$ 100	$ 200
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	5% points decrease	1% points decrease	1% points increase	2% points increase
As at December 31, 2014[1] ($ millions, unless otherwise noted)				
Interest rate sensitivity[2][6]	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income[3][6]	$ (400)	$ (100)	$ 50	$ 100
Potential impact on OCI	$ 500	$ 250	$ (250)	$ (500)
Potential impact on MCCSR[4]	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity[5]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income[3]	$ (250)	$ (50)	$ 50	$ 150
Potential impact on OCI	$ (150)	$ (50)	$ 50	$ 150
Potential impact on MCCSR[4]	5% points decrease	1% points decrease	1% points increase	1% points increase

[1] Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associate investments, which we account for on an equity basis.

[2] Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[3] The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.

[4] The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of IAS 19 *Employee Benefits* and its phase-in impact on available capital.

[5] Represents the respective change across all equity markets as at June 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[6] The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to interest rate declines has decreased since December 31, 2014. This is the result of improvements in the measurement of the sensitivity and increases in the level of interest rates over the first six months of 2015.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our reported net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1][2]	50 basis point decrease		50 basis point increase	
June 30, 2015	$	**(125)**	$	**125**
December 31, 2014	$	(100)	$	125

[1] Sensitivities have been rounded to the nearest $25 million.
[2] In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity[1]	20 basis point decrease		20 basis point increase	
June 30, 2015	$	**50**	$	**(50)**
December 31, 2014	$	75	$	(75)

[1] Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour, and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at June 30, 2015

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	12,947	187	11,089	258
SLF U.S.	5,368	300	5,467	108
Run-off reinsurance[4]	2,862	530	2,044	532
Total	21,177	1,017	18,600	898

As at December 31, 2014

($ millions)	Fund value	Amount at Risk[1]	Value of guarantees[2]	Insurance contract liabilities[3]
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance[4]	2,800	501	1,999	526
Total	21,033	977	18,437	895

[1] The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.
[2] For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
[3] The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
[4] The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2014 to June 30, 2015 was primarily as a result of the following factors:
    (i)   the total fund values increased due to the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;
    (ii)   the total Amount at Risk increased primarily due to the weakening of the Canadian dollar;
    (iii)   the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block; and
    (iv)   the total insurance contract liabilities remained reasonably stable.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at June 30, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging

June 30, 2015

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	**(200)**	**(400)**	**(200)**	**(550)**
Hedging impact	**200**	**450**	**150**	**450**
Net of hedging	**—**	**50**	**(50)**	**(100)**

December 31, 2014

($ millions)	Changes in interest rates[3]		Changes in equity markets[4]	
Net income sensitivity[1][2]	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	—	—	—	(100)

[1] Net income sensitivities have been rounded to the nearest $50 million.

[2] Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

[3] Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

[4] Represents the change across all equity markets as at June 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2015 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2015 would increase net income by approximately $150 million ($150 million increase as at December 31, 2014).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance's MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2015 and December 31, 2014. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the June 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates, and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2014.

Changes in Accounting Policies

We have not adopted any new and amended IFRS in the current period ended June 30, 2015.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period which began on April 1, 2015 and ended on June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14
	Quarterly results				
Reported net income	**726**	441	502	435	425
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	**6**	15	(6)	2	(8)
Fair value adjustments on share-based payment awards at MFS	**(11)**	(20)	1	(31)	(44)
Restructuring and other related costs	**—**	—	(4)	(3)	(11)
Operating net income (loss)	**731**	446	511	467	488
Market related impacts	**97**	(22)	(21)	(54)	(22)
Assumption changes and management actions	**19**	(48)	172	4	11
Underlying net income (loss)	**615**	516	360	517	499
Reported EPS (diluted) ($)	**1.18**	0.72	0.81	0.71	0.69
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	**0.01**	0.02	(0.01)	—	(0.01)
Fair value adjustments on share-based payment awards at MFS ($)	**(0.02)**	(0.03)	—	(0.05)	(0.07)
Restructuring and other related costs ($)	**—**	—	(0.01)	—	(0.02)
Impact of convertible securities on diluted EPS ($)	**—**	—	—	—	(0.01)
Operating EPS (diluted) ($)	**1.19**	0.73	0.83	0.76	0.80
Market related impacts ($)	**0.16**	(0.03)	(0.04)	(0.09)	(0.03)
Assumption changes and management actions ($)	**0.03**	(0.08)	0.28	0.01	0.02
Underlying EPS (diluted) ($)	**1.00**	0.84	0.59	0.84	0.81

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders' equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons ("Constant Currency Adjustment"); (ii) Fair value and foreign currency changes on assets and liabilities ("FV Adjustment"); and (iii) reinsurance for the insured business in SLF Canada's GB operations ("Reinsurance in SLF Canada's GB Operations Adjustment"). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14
	Quarterly results				
Revenues	**1,682**	7,332	7,375	5,614	6,315
Constant Currency Adjustment	**315**	333	98	(4)	—
FV Adjustment	**(3,500)**	2,495	2,196	495	1,560
Reinsurance in SLF Canada's GB Operations Adjustment	**(1,149)**	(1,185)	(1,154)	(1,130)	(1,120)
Adjusted revenue	**6,016**	5,689	6,235	6,253	5,875

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada's GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

| | Quarterly results | | | | |
($ millions)	**Q2'15**	Q1'15	Q4'14	Q3'14	Q2'14
Premiums and deposits	**35,720**	36,754	31,770	29,124	28,876
Constant Currency Adjustment	**3,146**	3,772	1,016	(50)	—
Reinsurance in SLF Canada's GB Operations Adjustment	**(1,149)**	(1,185)	(1,154)	(1,130)	(1,120)
Adjusted premiums and deposits	**33,723**	34,167	31,908	30,304	29,996

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements related to our proposed acquisition of the Bentall Kennedy group of companies and the expected AUM of SLIM, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management and in SLF Inc.'s 2014 AIF under the headings Risk Factors and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to:

business risks - economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company's joint ventures; the impact of competition; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures, including our proposed acquisition of Bentall Kennedy[1]; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; **market, credit, and liquidity risks -** the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions, and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks relating to market liquidity; **insurance risks -** risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases, and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost, and effectiveness of reinsurance; **operational risks -** breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations, and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's second quarter 2015 financial results will be reviewed at a conference call on Thursday, August 6, 2015, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until Q2 2016 period end. The conference call can also be accessed by phone by dialing 647-788-4901 (International) or 1-877-201-0168 (Toll free North America).

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[1] For additional information on risks related to our proposed acquisition of Bentall Kennedy, refer to the news release dated on June 15, 2015 announcing that acquisition.

Consolidated Statements of Operations

(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the six months ended	
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenue				
Premiums				
Gross	$ 4,103	$ 3,758	$ 7,826	$ 7,396
Less: Ceded	1,580	1,386	3,096	2,796
Net premiums	2,523	2,372	4,730	4,600
Net investment income (loss):				
Interest and other investment income	1,320	1,230	2,599	2,418
Fair value and foreign currency changes on assets and liabilities	(3,500)	1,560	(1,005)	3,481
Net gains (losses) on available-for-sale assets	46	48	142	105
Net investment income (loss)	(2,134)	2,838	1,736	6,004
Fee income	1,293	1,105	2,548	2,171
Total revenue	1,682	6,315	9,014	12,775
Benefits and expenses				
Gross claims and benefits paid	3,461	3,136	6,891	6,339
Increase (decrease) in insurance contract liabilities	(2,975)	2,368	173	4,597
Decrease (increase) in reinsurance assets	(121)	(166)	(314)	(112)
Increase (decrease) in investment contract liabilities	(19)	25	(7)	56
Reinsurance expenses (recoveries)	(1,523)	(1,351)	(2,976)	(2,676)
Commissions	508	465	1,000	905
Net transfer to (from) segregated funds	(30)	(13)	(13)	(6)
Operating expenses	1,229	1,124	2,409	2,247
Premium taxes	73	60	143	121
Interest expense	84	78	156	165
Total benefits and expenses	687	5,726	7,462	11,636
Income (loss) before income taxes	995	589	1,552	1,139
Less: Income tax expense (benefit)	245	134	340	251
Total net income (loss)	750	455	1,212	888
Less: Net income (loss) attributable to participating policyholders	(2)	—	(7)	4
Shareholders' net income (loss)	752	455	1,219	884
Less: Preferred shareholders' dividends	26	30	52	59
Common shareholders' net income (loss)	$ 726	425	$ 1,167	$ 825
Earnings (loss) per share				
Basic	$ 1.19	$ 0.70	$ 1.91	$ 1.35
Diluted	$ 1.18	$ 0.69	$ 1.90	$ 1.34

Consolidated Statements of Financial Position

(unaudited, in millions of Canadian dollars)		As at June 30, 2015		December 31, 2014
Assets				
Cash, cash equivalents and short-term securities	$	**7,454**	$	6,818
Debt securities		**66,750**		66,214
Equity securities		**5,475**		5,223
Mortgages and loans		**36,528**		33,679
Derivative assets		**1,601**		1,839
Other invested assets		**2,717**		2,375
Policy loans		**2,998**		2,895
Investment properties		**6,372**		6,108
Invested assets		**129,895**		125,151
Other assets		**3,912**		3,429
Reinsurance assets		**4,653**		4,042
Deferred tax assets		**1,246**		1,230
Property and equipment		**573**		555
Intangible assets		**929**		895
Goodwill		**4,264**		4,117
Total general fund assets		**145,472**		139,419
Investments for account of segregated fund holders		**90,500**		83,938
Total assets	$	**235,972**	$	223,357
Liabilities and equity				
Liabilities				
Insurance contract liabilities	$	**104,707**	$	101,228
Investment contract liabilities		**2,842**		2,819
Derivative liabilities		**2,167**		1,603
Deferred tax liabilities		**325**		155
Other liabilities		**10,264**		9,725
Senior debentures		**2,849**		2,849
Subordinated debt		**2,182**		2,168
Total general fund liabilities		**125,336**		120,547
Insurance contracts for account of segregated fund holders		**82,713**		76,736
Investment contracts for account of segregated fund holders		**7,787**		7,202
Total liabilities	$	**215,836**	$	204,485
Equity				
Issued share capital and contributed surplus	$	**10,835**	$	10,805
Retained earnings and accumulated other comprehensive income		**9,301**		8,067
Total equity	$	**20,136**	$	18,872
Total liabilities and equity	$	**235,972**	$	223,357

About Sun Life Financial

Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2015, the Sun Life Financial group of companies had total assets under management of $808 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Media Relations Contact:

Frank Switzer

Vice-President, Corporate Communications

Tel: 416-979-4086

frank.switzer@sunlife.com

Investor Relations Contact:

Gregory Dilworth

Vice-President, Investor Relations

Tel: 416-979-6230

investor.relations@sunlife.com